December 5, 2005


      Mail Stop 4561

Mr. George J. Pedersen
ManTech International Corporation
12015 Lee Jackson Highway
Fairfax, VA  22033

      Re:	ManTech International Corporation
		Form 10-K for the year ended December 31, 2004
      Filed 3/16/05
      File No. 0-49604

Dear Mr. Pedersen:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.










Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Liquidity and Capital Resources

Contractual Obligations, page 30

1. We note that you have not included an amount for other long-
term
liabilities in your table of contractual obligations despite a
$5.8
million balance in this line item on your consolidated balance sheet.
Please confirm to us that you will revise the table of contractual obligations in future filings to include all obligations and long-term liabilities as required by Item 303(a)(5) of Regulation S-K.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 42

2. We note that in certain circumstances revenues are recognized before contract amendments have been finalized. Please advise us in what circumstances you would recognize revenue on the unexecuted portion of a contract and how you determine that all revenue recognition criteria related to that contract have been met.

Note 7. Goodwill and Other Intangibles, page 49

3. You disclose that you acquired certain assets from ACS in 2004 for a total of $8 million. $5 million of the total purchase price was allocated to goodwill, which implies that this transaction was a business acquisition. In this regard, please advise us how the assets acquired from ACS constitute a business as defined in EITF 98-
3. If the assets acquired from ACS to not constitute a business, please advise us of your basis in GAAP for allocating a portion of the purchase price to goodwill.

4. Please tell us how the acquisition of ACS resulted in a reduction of amortization expense in the third quarter of 2004, considering that you purchased additional intangible assets that are subject to amortization.

Note 12. Investments, page 58

5. Please advise us why the investment in GSE Systems, Inc.
remains
on your balance sheet subsequent to the sale of all equity interests in this company. Please revise your financial statements as necessary.

Note 15. Acquisitions, page 60

6. We note that you have allocated a significant portion of the purchase price of recent acquisitions to goodwill. Pursuant to paragraph 51(b) of SFAS 141, disclose the primary reasons for each acquisition, including a description of the factors that contributed to a purchase price that resulted in goodwill. This comment was previously issued in connection with the review of your Form 10-K for the year ended December 31, 2003, but it does not appear that your footnote has been revised to comply with our comment.


*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.


      You may contact Kristi Beshears at (202) 551-3429 or me at
(202) 551-3486 if you have questions.



						Sincerely,



Daniel L. Gordon
Branch Chief


??

??

??

??

ManTech International Corporation
December 5, 2005
Page 1